Exhibit 99.4

Consent of Manager Nominee

Kansas Gas Service, a division of ONE Gas, Inc., and Kansas Gas Service Securitization I, L.L.C. (the “Issuer”) have filed a Registration Statement on Form SF-1 (Registration Nos. 333-267322 and 333-267322-01; as subsequently amended, the “Registration Statement”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the public offering of $336.0 million aggregate principal amount of the Issuer’s Series 2022-A Senior Secured Securitized Utility Tariff Bonds. In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a person about to become a manager of the Issuer as identified in the Registration Statement. I also consent to the filing of this consent as an exhibit to the Registration Statement.

/s/ Bernard J. Angelo
Bernard J. Angelo
Dated: October 13, 2022